Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Tuesday, March 13, 2007	For Immediate Release

Alamos Gold Inc. Announces 2006 Financial and Operating Results

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announces that it has released its financial results for the year ended December 31, 2006. The Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006 will be available under the Company’s name at www.sedar.com

Dollar amounts are in United States dollars unless otherwise stated.

2006 Highlights:

During the year ended December 31, 2006, the Company:

▪

Announced commercial production at its Mulatos Mine on April 1, 2006

▪

Achieved Phase 2 expansion rates of 15,000 tonnes of ore per day in the third quarter

▪

Produced 101,170 ounces of gold at a cash operating cost of $294 per ounce of gold sold

▪

Sold 91,220 ounces of gold at an average realized price of $599 per ounce for gold sales revenues of $54.7 million.

▪

Recognized earnings before income taxes and conversion of convertible debentures of $3.1 million or $0.04 per share

▪

Realized a cash margin per ounce of gold sold of $281 per ounce

▪

Invested $8.4 million in exploration activities resulting in increasing resources at Escondida by 70%, continuing to develop the El Victor deposit and identifying new gold mineralization in the San Carlos and the Gap areas

▪

Reduced the Company’s CDN$50 million convertible debenture obligation by 97% to CDN$1.5 million with the induced early conversion in June 2006

▪

Disposed of its non-core La Fortuna property for consideration of five million shares of Morgain Minerals Inc.

Results of Operations

Gold production at the Mulatos Mine (the “Mine”) in 2006 was 101,170 ounces of gold in dore and gold sales were 91,220 ounces. Gold production and gold sales in 2005 of 7,647 and 5,950 ounces respectively, were significantly lower as the Company was in a pre-commercial phase. All reported Mine production is subject to final refinery settlement.

The crusher became operational in February 2006 and crusher performance has improved continually throughout the year. In the first half of 2006, 42% of the ore stacked on the pad was crushed, with the balance representing run-of-mine (un-crushed) ore. A total of 944,757 tonnes of crushed ore was stacked on the leach pad in the six-month period ended June 30, 2006 compared to all of the 2,507,486 tonnes of crushed ore stacked in the last six months of 2006. The table below outlines key quarterly production indicators during 2006:

Production summary	Q1 (1)	Q2	Q3	Q4	2006

Ounces produced (2)	20,950	23,620	24,880	31,720	101,170

Ore mined – tonnes	1,165,787	1,224,319	1,116,973	1,070,341	4,577,420

Waste mined – tonnes	2,198,484	2,070,213	3,049,427	3,039,139	10,357,263
Total tonnes mined	3,364,271	3,294,532	4,166,400	4,109,480	14,934,683

Tonnes of ore crushed	332,275	612,482	1,290,275	1,217,211	3,452,243

Tonnes of ore mined per day	13,100	13,600	12,100	11,900	12,600
Tonnes of ore crushed per day (1)	6,400	6,800	14,000	13,400	11,500

Waste-to-ore ratio	1.89	1.69	2.73	2.84	2.26

Grade (g/t)	1.47	1.94	1.43	1.83	1.66

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 and Q4 2006 reported gold production is subject to final settlement.

The Company realized consistent growth in quarterly gold production throughout 2006 due to the following factors:

-

Uncrushed run-of-mine ore and colluvial material was stacked on the leach pad in the first half of 2006. Gold recoveries from uncrushed material are lower than recoveries of ore crushed to Feasibility Study specifications.

-

Tonnes of ore crushed increased significantly in the third and fourth quarters of 2006.

-

The Company achieved a smaller crush size in the fourth quarter compared to other quarters of 2006.

The table below compares 2006 costs to prior year amounts and Feasibility Study rates:

Costs per tonne summary	2006	2005	Feasibility Study (1)
Mining cost per tonne of ore and waste	$1.12	$1.45	$0.95

Waste-to-ore ratio	2.26	3.93	1.42

Mining cost per tonne of ore	$3.66	$7.15	$2.44
Crushing cost per tonne of ore	$1.84	N/A	$1.15
Processing cost per tonne of ore	$1.85	$2.00	$1.98
Administration cost per tonne of ore	$1.10	$0.95	$0.97

Total cost per tonne of ore	$8.45	$10.10	$6.54

(1)

Average life of mine amounts as reported in the Feasibility Study.

The Company realized cost improvements in 2006, as compared to 2005 due primarily to an increase in the tonnes of ore mined. The total cost per tonne of ore in 2007 is expected to be consistent with 2006 levels, as operating efficiencies at expected higher output rates will be offset by higher scheduled maintenance costs.

Mining costs were $1.12 per tonne of ore and waste in 2006. Mining costs decreased significantly in the second half of the year as previously rented loading equipment was replaced by mine-owned equipment, and hauling costs decreased due to the discontinuance of hauling run-of-mine ore to the leach pad as the conveyor became operational.

Mining cost per tonne of ore in 2006 was approximately 50% above Feasibility Study levels due primarily to higher mining cost per tonne of material (18% higher) and the waste-to-ore ratio being 59% higher than indicated in the Feasibility Study. The higher than feasibility waste-to-ore ratio in 2006 was planned in conjunction with the increase in production rates to 15,000 tonnes of ore per day. The life of mine waste-to-ore ratio is not expected to change from the Feasibility Study level of 1.42.  Mining costs per tonne of material increased due to higher costs for energy-related consumables, explosives, drill bits and hammers. Drilling and blasting costs have been significantly higher than specified in the Feasibility Study due to difficult drilling and fragmentation. The costs for consumables have increased considerably in the three years since the Feasibility Study was prepared.

Crushing cost per tonne of ore in 2006 was 60% higher than outlined in the Feasibility Study. Major improvements in crusher throughput and productivity were realized in the latter half of the year. Crushed tonnes in the third quarter of 2006 were more than double second quarter levels. However, the crushing operation has been unable to consistently achieve its targeted rate of 15,000 tonnes of crushed ore per day. In the last six months of 2006, crushed tonnes of ore per day averaged 13,900, marginally below the budgeted level. The Company expects that the crushing operation will meet its targeted throughput of 15,000 tonnes per day in 2007 through the implementation of an additional stage of crushing between the existing primary and secondary crusher. The new stage of crushing is expected to result in smaller diameter feed into the existing secondary and tertiary crushers, which should produce a more consistent final crushed ore product and provide additional capacity.

Processing cost per tonne of ore in 2006 was 7% lower than the $1.98 cost per tonne outlined in the Feasibility Study. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The Mine’s expenditures on processing activities continue to be below Feasibility Study levels as a result of lower than anticipated consumption of key consumables such as cyanide and lime, offset somewhat by higher per kilogram cyanide and lime costs. As more sulphide ore is processed, lime costs are expected to increase as additional lime is required to balance the ph level in the leach pad. This increase is expected to be partially offset by budgeted cost improvements through the mechanization of the ore stacking and lime application process. Overall, processing cost increases are expected in future periods as the leach pad is expanded.

Total administration costs in 2006 have been slightly higher than specified in the Feasibility Study due to increased road maintenance and camp costs. Road maintenance costs are dependent, in part, on the amount and intensity of rain, which varies from year to year. Management expects administration costs per tonne to stabilize at a level of approximately $1.00 per tonne of ore.

Cash operating cost per ounce of gold sold was $294 in 2006 compared with $382 in 2005. Cash operating costs have been higher than Feasibility Study levels due to higher mining and crushing costs, a higher waste-to-ore ratio for expansion ore availability and lower recoveries from run-of-mine and coarsely crushed ore.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. During 2006, the crusher configuration produced a product which was coarser than specified in the Feasibility Study. The Company has assembled a database of monthly composite column tests to analyze the recovery rates of ore mined. Based on the results of this analysis, the Company’s expectations are that coarsely crushed ore (approximately 80% passing 1 inch) will ultimately recover between 50% and 55%.

Crushed ore to the pad averaged 80% passing 5/8th of an inch in the second half of 2006 compared with 80% passing 1 inch in the second quarter of 2006.

In order to achieve higher gold production in 2007, the Company is focused on increasing the throughput of ore through the crusher at the optimal discharge size of 80% passing 3/8th’s of an inch. The Company is currently in the process of installing a 4th stage crusher between the existing primary and secondary crushers which is expected to improve the crushing operations’ ability to consistently achieve the desired crush size. Reducing crush size is expected to improve gold recoveries.

Gold production in the first quarter of 2007 is expected to be lower than in the fourth quarter of 2006 as approximately 20% of the material stacked on the leach pad in late 2006 and early 2007 was crushed overliner material for the leach pad expansion. Overliner is composed of highly permeable rock which is stacked directly on the plastic liner on the leach pad. Actual recoveries from this overliner material have been lower than expected.

Financial Highlights

Prior to July 1, 2005, the Company was a development stage mineral exploration company focused on developing and constructing the Mulatos Mine. The Company was in a pre-commercial phase for the period from July 1, 2005 to April 1, 2006. Accordingly, comparative 2005 financial results may not reflect the results of commercial mining activities.

A summary of the Company’s financial results for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005

Cash provided by (used for) operating activities before changes in non-cash working capital (000) (1)	$18,128	($5,105)
Changes in non-cash working capital (000)	($18,792)	($7,571)
Cash used for operating activities (000)	($664)	($12,676)

Earnings (loss) before income taxes (000)	$3,101	($9,447)
Earnings (loss) (000)	$1,976	($9,447)
Loss per share (2)	($0.05)	($0.12)
Weighted average number of common shares outstanding - basic and diluted	87,607,000	77,180,000

(1)

A non-GAAP measure.

(2)

Loss per share for 2006 includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

In 2006, the Company generated cash from operating activities before changes in non-cash working capital of $18,128,000. Investments in working capital for 2006 totaled $18,792,000 resulting in cash flows used in operating activities of $664,000. Significant investments in working capital in 2006 included parts and supplies and gold inventories ($16,014,000) and an increase in accounts receivable ($2,506,000). In 2007, as the Mine reaches steady state production, these significant cash out-flows to fund working capital are expected to stabilize.

The Company recognized earnings before income taxes and the equity component of the loss on conversion of convertible debentures of $3,101,000 ($0.04 per share) in 2006 compared to a loss of $9,447,000 ($0.12 per share) in 2005. The 2006 loss per share of $0.05 was affected by the debt settlement expense of $5,990,000 charged to retained earnings in the second quarter of 2006 in conjunction with the early conversion of the majority of the Company’s outstanding convertible debentures.

Earnings in 2006 were significantly impacted by a number of costs related to the early conversion of the Company’s outstanding convertible debenture liability. Specifically, the following costs totaled $0.10 per share in 2006 and are not expected to recur in 2007:

-

Debt settlement expense related to the early conversion of convertible debentures of which $414,000 was charged to expense and $5,990,000 was charged to retained earnings.

-

Accretion of convertible debenture discount of $960,000 and interest expense related to the convertible debentures of $1,184,000 in 2006 have been substantially eliminated as 97% of the convertible debentures were converted in the second quarter of 2006.

Results for the year ended December 31, 2005 are not directly comparable as the Mine was in the construction and pre-commercial production phase during this period.

Operating Expenses and Operating Margins

The Company was able to realize an operating cash margin of $281 per ounce of gold sold in 2006. This compares favorably with the cash margin specified in the Company’s Feasibility Study of $160 per ounce.

Mine operating costs allocated to ounces sold are summarized in the table below for the years indicated:

	2006	2005

Gold production – ounces (1)	101,170	7,647
Gold sales – ounces	91,220	5,950

Cash operating costs (000)(2)	$26,856	$2,270
- Per ounce sold	$294	$382

Royalties and production taxes (000)(3)	$2,175	-
Total cash costs (000)(4)	$29,031	$2,270
- Per ounce sold	$318	$382

Amortization (000)	$7,821	$561
Accretion of asset retirement obligations (000)	$157	$11
Total production costs (000)(5)	$37,009	$2,842
- Per ounce sold	$406	$478

- Realized gold price per ounce	$599	$458
- Realized cash margin per ounce (6)	$281	$76

(1)

Reported gold production is subject to final settlement.

(2)

Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3)

Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

(4)

Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production which was established by agreement on April 1, 2006. At current gold prices above $400, the royalty is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. Valuations are based on average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, the Mine’s production to a maximum of 2 million ounces of gold is subject to royalty. Royalty expenses in 2006 totaled $2.2 million.

Exploration and Mine Development Activities

During 2006, the Company’s exploration activities have focused primarily on near-mine resource definition projects. During the year ended December 31, 2006, the Company invested $8.4 million in exploration and development activities focused on development drilling in the Escondida, Escondida Hanging Wall Zone

(“EHWZ”), and El Victor areas, and exploration drilling at San Carlos and Puerto del Aire. A breakdown of the exploration expenditures by project is presented in the table below and compared to 2005:

Project name	2006 ($000)	2005 ($000)
Escondida	2,570	1,403
Escondida Hanging Wall Zone	1,188	-
El Victor	2,461	513
Mina Vieja/Mulatos	50	1,173
El Salto	71	198
San Carlos	151	-
El Realito	308	314
Puerto del Aire	238	-
Los Bajios	307	485
El Jaspe	12	306
Administration and other projects	1,018	258
	8,374	4,650

The Company’s exploration activities resulted in the following key developments in 2006:

-

Escondida: Increased measured and indicated resources by 252,500 ounces or 70% at the EHWZ and Escondida Main Zone deposits, located 625 meters north of the Estrella Pit.

-

San Carlos: Drilling at San Carlos resulting in the delineation of an extensive area of blind mineralization extending a minimum of 600 meters to the northeast from El Victor. Significant gold-bearing intervals included 35.0 meters of 2.99 g/t Au (06SC008) and 48.8 meters of 4.69 g/t (06SC018).

-

El Victor: Completed drilling at El Victor with resource estimation on schedule for the second half of 2007

-

Gap: Discovered significant new gold intercepts during drilling in the Gap area between El Victor and Escondida, including 33.5 meters of 4.09 g/t Au (06EV048) and 25.9 meters of 3.85 g/t Au (06EV047).

A development drift connecting the Escondida and El Victor zones was initiated in 2005 to complete development drilling from underground along a two-kilometer mineralized structural corridor. An additional 891 meters  of underground development was completed in 2006, resulting in a total of 2,069 meters to date. Drill stations were established at 50 to 100 meter intervals throughout the length of underground development. Drilling was completed in the Escondida deposit in June, with a total of 128 underground core holes (10,276 meters) drilled.

In the first quarter of 2006, the Company announced the discovery of additional high-grade gold intervals at the EHWZ. High-grade intercepts were encountered in an area approximately 165 meters long by 75 meters wide. A total of 69 reverse circulation (“RC”) holes (6,939 meters) and seven large-diameter core holes (494 meters) were drilled from surface. Twenty-three RC holes (1,784 meters) were drilled into the EHWZ during August and September to infill gaps in the preliminary block model and to allow for core-RC comparison in areas of predominantly underground core data. Early in 2007, the Company announced that drilling at the EHWZ and Escondida main zone resulted in an increase of 252,500 measured and indicated gold resource ounces at a 0.5 g/t Au cutoff grade bringing the total measured and indicated gold resource in the model area to 614,500 ounces.

A bulk sampling drift into the EHWZ commenced in the third quarter of 2006. A total of 11,000 tonnes of high-grade material were extracted, with 8,000 tonnes stacked on the leach pad in December 2006 in order to evaluate the leaching characteristics of the ore. Gold production of 2,100 ounces was realized in the month of December 2006, representing a recovered grade of 9.09 g/t Au from run-of-mine material. The average grade of muck samples from rounds sent to the test heap was 22.73 g/t. This ore can be removed from the leach pad for alternate processing at a later date.

In 2007, the Company intends to complete its evaluation of the various methods available to it with respect to mill processing the EHWZ ore.

In mid-2006, the Company released results of a Phase 2 drilling program completed in the San Carlos area, located at the extreme northeast end of the Escondida-El Victor trend. The area was selected as a high-priority exploration target based on geologic similarities to the high-grade EHWZ. The 2006 drilling program was successful and $0.6 million is budgeted in 2007 for Phase 3 drilling.

At El Victor, the Company completed 438 meters of underground development. The Company drilled 101 core holes representing 6,939 meters and 36 surface RC holes representing 5,859 meters. A resource estimate is expected in the second half of 2007.

Drilling at the Gap area in late 2006 and early 2007 has identified significant new gold intercepts. Mineralization is continuous with  El Victor, with over 600 meters of  strike length identified to the El Victor-Gap corridor to date.

The Company’s exploration program in 2007 will continue to focus on resource-definition projects, while significant funds have also been allocated to regional exploration. The exploration budget for 2007 of $5.8 million includes $0.5 million for resource expansion at El Victor and Puerto del Aire and $1.7 million for resource expansion activities at Gap. The remaining $3.6 million will primarily be invested in Phase 3 drilling activities at Los Bajios, San Carlos, Cerro Pelon, El Realito and  El Carrocito.

Liquidity and Capital Resources

The Company’s working capital position increased significantly during 2006 from a working capital surplus of $13.0 million at December 31, 2005 to more than $31.7 million at December 31, 2006. During the 2006 year, the Company generated in excess of $18.1 million in cash flows from operating activities (before changes in non-cash working capital), which were reinvested into non-cash working capital items. Significant investments in working capital in 2006 included $5.4 million in parts and supplies inventories and $10.6 million for in-process gold inventory. In addition, Mexican value-added tax receivables increased $2.5 million in 2006. The investment for in-process gold inventory reflects all costs required to load gold-bearing ore onto the leach pad for processing into a gold/silver dore product. The investment for in-process leach pad inventory stabilized in the fourth quarter of 2006 and is expected to remain at or below current levels throughout 2007. During 2006, the Company has tripled its parts and supplies inventory in an effort to ensure that a high level of key parts and supplies and consumables are available on-site.

Accounts payable and accrued liabilities increased from $5.3 million at December 31, 2005 to $5.7 million at December 31, 2006 due primarily to royalties payable to royalty holders at December 31, 2006 of $0.8 million.

Management Review and Outlook

In 2006, the Company was able to produce in excess of 100,000 ounces of gold in its first full year of production. While the Company is pleased with its progress in attaining this level, gold production was approximately 8% below the Company’s forecast production for the year of 110,000 ounces.

A number of factors contributed to the lower than expected gold production in the fourth quarter of 2006 including the volume and discharge size of crushed tonnes stacked on the leach pad, and the leaching characteristics of certain material stacked in the fourth quarter of 2006 and early in 2007.

Crushed tonnes in the fourth quarter of 2006 declined 6% as compared to the third quarter of 2006 due to un-scheduled required maintenance on the secondary crusher. Had the Company been able to achieve its targeted level of crushed tonnes of ore per day in the fourth quarter, an additional 8,000 contained ounces could have been stacked on the leach pad during this period.

Depending on the type of ore, crush size can improve recoveries by 5% to 20%. Crush size in the fourth quarter averaged 80% passing 5/8th of an inch, consistent with third quarter 2006 levels. The Company had forecast improvements in the fourth quarter to 80% passing 3/8th of an inch. Lower gold recoveries and gold production resulted from not achieving the desired crush size. A new fourth stage crusher has been purchased and is expected to be operational in the second quarter of 2007. This additional stage of crushing is expected to improve the crusher discharge size to Feasibility Study specifications.

The most significant factor contributing to the shortfall in fourth quarter 2006 gold production was the crushing and stacking of low-recovery material.

Gold recoveries in the last half of 2006 were significantly below expectations resulting in a shortfall in production of up to 10,000 ounces. This prompted the Company to conduct a detailed review of the ore block model with respect to ore types and metallurgical testing results.

The results of the Company’s review indicated that the area of the pit mined during late 2006 and early 2007 contained low recovery material, most of which was not predicted as ore in the Feasibility Study.  This material had high gold grades and made excellent over-liner for construction of the new leach pad.  Initial testing indicated adequate recovery but subsequent testing and analysis confirmed the recovery was too low to be classified as ore.

Since most of this low recovery material was not recognized as ore in the Feasibility Study it has had no material effect on the reserve and blast hole to block model reconciliations show a 1% project-to-date gain of gold with low recovery material considered waste.  There is another area that has similar characteristics toward the end of the mine life deep in the north end of the pit.  Testing in the north side of the pit has always shown higher recovery for similar ore types.

New equipment and manpower allocated to the Company’s laboratory have increased testing capacity and improved the Company’s ability to project recoveries on ore sent to the leach pad. The Company has recently added two new senior managers to the mining operation, both experienced in heap-leach operations. The Company is also improving its leach pad operations and solution management.

The Company expects gold production and sales to be in excess of 150,000 ounces in 2007. Cash operating costs are expected to be above $300 per ounce of gold sold in the first quarter of 2007 declining throughout the year. Gold production for the first quarter of 2007 is expected to be approximately 24,000 ounces, increasing consistently on a quarterly basis throughout the year. Additional investments in capital equipment, specifically, the fourth stage crusher are expected to ensure the Company meets and exceeds its targeted throughput rates of 15,000 crushed tonnes of ore per day at or below the Feasibility Study recommended discharge size.

The Company expects to receive the results of a milling trade-off study in the second quarter of 2007. Following review of this independent report, the Company intends to evaluate its options with respect to mill processing Escondida ore and high grade areas of the Estrella deposit.

Revised proven and probable reserves and global resources are expected to be announced late in the first quarter of 2007.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Conference Call:

Live Conference Call:

Local Access: 416-695-5261

Toll-Free Access: 1-877-888-3855

Instant Replay Access information:

Local Access: 416-695-5275

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Passcode: 640777

Expiry Date: March 28th, 2007

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, mining and procession of mined ore, achieving  projected recovery rates anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ AIF (Form 20-F as filed with the United States Securities and Exchange Commission). Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Stated in thousands of United States dollars)

	2006	2005
A S S E T S
Current Assets
Cash and cash equivalents	$4,878	$4,519
Restricted cash	78	1,219
Fair value of forward contracts	-	966
Amounts receivable	6,368	3,862
Advances and prepaid expenses	1,314	1,935
Inventory	29,549	9,989
	42,187	22,490
Deferred financing charges	-	1,183
Long-term investments	1,174	-
Mineral property held for sale	-	1,013
Mineral property, plant and equipment	113,850	101,514
	$157,211	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$5,761	$5,323
Bank loan	3,000	3,000
Current portion of capital lease obligations	1,700	1,190
	10,461	9,513
Capital lease obligations	6,277	3,616
Convertible debenture	1,092	33,326
Future income taxes	1,000	-
Employee future benefits	350	-
Asset retirement obligations	2,640	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	158,971	87,830
Warrants	-	265
Convertible debenture	297	9,983
Contributed surplus	3,740	3,170
Deficit	(27,617)	(23,603)
	135,391	77,645
	$157,211	$126,200

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

For the years ended December 31

(Stated in thousands of United States dollars, except per share amounts)

	2006	2005
OPERATING REVENUES
Gold sales	$54,655	$2,726

OPERATING EXPENSES
Mining and processing	26,856	2,270
Royalties	2,175	-
Amortization	7,821	678
Exploration	4,319	1,889
Corporate and administrative	3,604	2,791
Stock-based compensation	1,820	1,142
Accretion of asset retirement obligations	157	16
Employee future benefits	350	-
	47,102	8,786
EARNINGS (LOSS) FROM OPERATIONS	7,553	(6,060)

Interest income	346	856
Interest expense	(2,159)	(1,824)
Financing charges	(436)	(342)
Accretion of convertible debenture discount	(960)	(1,272)
Foreign exchange loss	(922)	(712)
Other loss	(321)	(93)

Earnings (loss) before income taxes	3,101	(9,447)
Income taxes
- Current	(125)	-
- Future	(1,000)	-
Earnings (loss)	1,976	(9,447)
Deficit, beginning of year	(23,603)	(14,156)
Conversion of convertible debentures	(5,990)	-
Deficit, end of year	$(27,617)	$(23,603)

Loss per share
basic and diluted	($0.05)	$(0.12)

Weighted average number of common shares outstanding
basic and diluted	87,607,000	77,180,000

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31

(Stated in United States dollars)

	2006	2005
Cash provided by (used for):
Operating Activities
Earnings (loss)	$1,976	$ (9,447)

Adjustments for items not involving cash:
Amortization	7,821	678
Accretion of asset retirement obligations	157	16
Employee future benefits	350	-
Foreign exchange loss on convertible debenture	1,530	1,845
Fair value of forward contracts	966	(966)
Interest expense settled with common shares	833	-
Future income taxes	1,000	-
Accretion of convertible debenture discount	960	1,272
Loss on settlement of convertible debenture	414	-
Amortization of deferred financing charges	301	355
Stock-based compensation	1,820	1,142
Changes in non-cash working capital:
Amounts receivable	(2,506)	(1,848)
Inventory	(16,014)	(8,797)
Prepaid expenses	(710)	(229)
Accounts payable and accrued liabilities	438	3,303
	(664)	(12,676)
Investing Activities
Short-term investments	-	15,000
Long-term investments	(74)	-
Mineral property, plant and equipment	(22,076)	(57,919)
	(22,150)	(42,919)
Financing Activities
Convertible debenture issued	-	40,306
Common shares issued	18,861	1,661
Bank loan	-	3,000
Capital lease advances	4,396	4,806
Capital lease repayments	(1,225)	-
Restricted cash	1,141	(1,097)
Deferred financing charges	-	(1,689)
	23,173	46,987

Net increase (decrease) in cash and cash equivalents	359	(8,608)
Cash and cash equivalents - beginning of year	4,519	13,127
Cash and cash equivalents - end of year	$4,878	$4,519

Supplemental information:
Interest paid	$ 2,090	$ 1,271